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                               September 26, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Heller Funding Corporation
                  Registration Statement on Form S-1
                  File NO. 333-41378

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Heller Equipment Asset Receivables Trust 2000-1 and Heller Funding Corporation, as the Trust Depositor (the "Company"), request the withdrawal of the Registration Statement on Form S-1, File No. 333-41378 (the "S-1 Registration Statement"). The Company has evaluated the current general market conditions and has determined that it is not consistent with the Company's marketing or business plans to proceed with the offering. No offers or sales of the securities described in the S-1 Registration Statement have been or will be made pursuant to the S-1 Registration Statement.

         If you have any questions, please call Linda Finkel or David Galainena at (312) 558-5600.

                          Very truly yours,

                          HELLER EQUIPMENT ASSET RECEIVABLES
                               TRUST 2000-1
                          By: Heller Funding Corporation, as the Trust Depositor
                               By:    /s/ Julia S. Landes
                               Name:  Julia S. Landes
                               Title: Vice President

                           HELLER FUNDING CORPORATION
                               By:    /s/ Carol J. Radtke
                               Name:  Carol J. Radtke
                               Title: Vice President